Exhibit 99.5

News Release

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Keegan Resources Inc. Announces CAD$185 Million Bought Deal Financing

January 18, 2011 Vancouver, British Columbia – Keegan Resources Inc. (TSX:KGN) (NYSE Amex: KGN) (“Keegan” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters co-led by Canaccord Genuity Corp. and Clarus Securities Inc. and including Dundee Securities Corp., CIBC World Markets and BMO Capital Markets (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus, 24,700,000 common shares (the “Common Shares”) of the Company at a price of CAD$7.50 per share for gross proceeds of CAD$185,250,000 (the “Underwritten Offering”).  In addition, the Company will grant the Underwriters an over-allotment option, exercisable for a period of up to 30 days after the closing of the Underwritten Offering, to purchase from the Company up to an additional 3,705,000 common shares at CAD$7.50 per share to cover over-allotments (the “Over-Allotment Option”, and together with the Underwritten Offering, the “Offering”).

The Underwriters will receive a cash commission of 4.5% of the gross proceeds raised, and share purchase warrants entitling the Underwriters to purchase, at a price of $7.50 per share within 24 months after closing of the Offering, common shares of the Company equal to 1% of the aggregate number of securities sold pursuant to the Offering.

The Company intends to use the net proceeds of the Offering to fund the development of the Company’s Esaase gold project in Ghana and for general corporate purposes.

Closing of the Offering is anticipated to occur on or before February 15, 2011 and is subject to certain conditions including, but not limited to the receipt of applicable regulatory approvals including approval of the Toronto Stock Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase Gold project (3.23 million ounces gold indicated resources with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.68 million ounces in an inferred category at an average grade of 1.0 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 4.91 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board of Directors,

Shawn Wallace
Executive Chairman

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.